

Sun International

To Our Shareholders

I am pleased to announce that the company reported net income for the quarter, before pre-opening expenses and certain real estate sales on Paradise Island of $21.0 million, compared to earnings of $19.2 million in the same period last year. Earnings per share for the period, excluding pre-opening expenses and certain real estate sales on Paradise Island, were $0.75 compared to earnings per share (pro forma for the sale of Resorts Atlantic City) of $0.53 for the same period last year.

Including the non-recurring items referred to above, the Company generated earnings in the quarter of $21.8 million, compared to net income of $70.5 million for the same period last year.

The increase in recurring earnings for the quarter was due mainly to higher EBITDA contributions from Atlantis and from the expanded Ocean Club.

The Company's flagship Paradise Island operations generated EBITDA of $42.5 million, a 17% increase over the $36.4 million that was achieved during the same period last year. The property's resort operations performed very well during the quarter. Atlantis recorded an average occupancy level of 89% compared to 92% in the same period last year and grew its average room rate for the quarter by 8% to $261 compared with the same period last year.

The Ocean Club also performed well in the quarter and has begun to establish itself as one of the premier luxury resort hotels in the Caribbean. Despite almost doubling the size of the resort to 106 rooms, the property achieved an average occupancy of 75%, compared to 79% last year, while the average room rate increased by 25% to $632.

The Mohegan Sun Casino recorded growth of 9% in gross operating revenues over the same period last year, as gross revenues for the quarter were $218.9 million compared to $201.5 million in the same period last year. The gross win per slot machine per day for the quarter was $466, versus $497 for the same period last year. The decrease in slot win per unit is attributed to the opening of the Hall of the Lost Tribes smoke-free slot room in April 2001, which added over 630 new slot machines (approximately 20%) to the floor count at the property. The casino's slot revenues grew by 10% versus the same period last year, while the Connecticut slot market increased by 6%. Trading Cove Associates, an entity owned 50% by the Company, receives payments of 5% of gross revenues of the Mohegan Sun. The Company's share of Trading Cove Associate's net income from Mohegan Sun was $6.2 million for the quarter compared to $5.5 million in the prior year.

The development program of the $960 million expansion to the property is running slightly ahead of expectations. The expansion includes 115,000 additional square feet of gaming space, a 10,000-seat events center, additional retail and restaurant facilities, a 1,200-room luxury hotel and a 100,000-square foot convention center. It is anticipated that the new casino will now open in late September 2001 with the hotel and convention center opening in April 2002. The payments due to Trading Cove Associates will be based on gross revenues of the expanded Mohegan Sun complex.

The Company manages six luxury resort hotels in the Indian Ocean and the Middle East. During the quarter, these properties performed well despite some weakness in their European source markets and revenue per available room was similar to the same quarter last year. The Company earned management fees of $1.6 million from these other resort operations in the quarter, which was marginally below the comparable quarter last year due to currency depreciation.

As previously announced, the Company has been developing a test site for an Internet gaming venture. The development was completed at the end of the quarter and the site went live early in July 2001, in a test mode. The site has been designed to exclude play from countries where Internet gaming is unlawful, including the United States. The Company is now operating the site in a test mode and will monitor the progress of the site with the intention of launching the site as a fully-fledged operation later this year. During the period, the costs related to the test site were expensed as pre-opening expenses.

Sol Kerzner
Chairman of the Board & Chief Executive Officer
August 1, 2001
Paradise Island, The Bahamas

Forward-Looking Statements
This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

Sun International Hotels Limited		
Consolidated Balance Sheets	June 30,	December 31,
(Dollars in thousands)	2001	2000
	(Unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 34,099	$ 22,497
Restricted cash	8,389	1,651
Trade receivables, net	44,347	40,612
Due from affiliates	25,846	34,140
Inventories	11,274	10,417
Prepaid expenses	12,545	9,849
Net assets held for sale	-	138,350
Total current assets	136,500	257,516
Property and equipment, net	1,153,439	1,155,509
Note receivable	17,500	-
Due from affiliates - non-current	12,311	5,069
Deferred charges and other assets	11,832	13,120
Investment in associated companies	30,649	29,577
Total assets	$ 1,362,231	$ 1,460,791
Liabilities and Shareholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ 248	$ 230
Accounts payable and accrued liabilities	137,992	136,872
Due to affiliates	1,183	-
Capital creditors	2,939	12,954
Total current liabilities	142,362	150,056
Long-term debt, net of current maturities	521,056	668,908
Total liabilities	663,418	818,964
Shareholders' equity	698,813	641,827
Total liabilities and shareholders' equity	$ 1,362,231	$ 1,460,791

Sun International Hotels Limited	For the Three Months		For the Six Months	
Consolidated Statements of Operations	Ended June 30,		Ended June 30,	
(Dollars in thousands, except per share data)	2001	2000	2001	2000
	(Unaudited)		(Unaudited)	
Revenues:				
Casino and resort revenues	$ 136,153	$ 198,391	$ 287,946	$ 399,263
Less: promotional allowances	(5,663)	(13,667)	(14,464)	(28,745)
	130,490	184,724	273,482	370,518
Tour operations	10,085	7,305	20,711	15,926
Management and other fees	8,207	8,921	18,323	16,670
Real estate related	2,893	96,091	7,757	96,091
Other	993	729	1,764	1,458
	152,668	297,770	322,037	500,663
Expenses:				
Casino and resort expenses	68,643	116,256	140,579	228,414
Tour operations	8,643	6,478	18,041	14,447
Selling, general and administrative	20,901	25,650	42,628	51,055
Real estate related	1,045	25,894	2,311	25,894
Corporate expenses	6,221	6,398	12,213	12,192
Depreciation and amortization	12,611	14,923	24,116	29,278
Write-off of Desert Inn costs	-	11,202	-	11,202
Transactions costs	-	7,014	-	7,014
Pre-opening expenses	1,098	659	4,355	690
	119,162	214,474	244,243	380,186
Operating income	33,506	83,296	77,794	120,477
Other income and expenses:				
Interest income	1,521	1,131	4,270	1,972
Interest expense, net of capitalization	(12,626)	(11,844)	(26,836)	(23,320)
Equity in earnings (loss) of affiliates	981	(131)	2,804	1,014
Other, net	(60)	-	(60)	-
Income before income taxes	23,322	72,452	57,972	100,143
Provision for income taxes	(1,527)	(1,979)	(2,954)	(2,333)
Net income	$ 21,795	$ 70,473	$ 55,018	$ 97,810
Diluted earnings per share	$ 0.78	$ 2.14	$ 1.99	$ 2.96
Weighted average number of shares outstanding	27,931	32,978	27,685	33,010

Sun International Hotels Limited
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Six Months Ended June 30, 2001	For the Six Months Ended June 30, 2000
	(Unaudited)	
Cashflows from operating activities:		
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 55,018	$ 97,810
Depreciation and amortization	24,116	29,278
Amortization of debt issuance costs and discount	1,555	2,580
Provision for doubtful receivables	2,499	3,192
Provision for discount on CRDA obligations, net	-	461
Reclass of property, plant and equipment to land held for sale	1,618	19,736
Loss on disposal of fixed assets	60	-
Net change in working capital accounts	121	(4,059)
Net change in deferred charges	(483)	9,801
Equity earnings from affiliates, net	(1,072)	672
Net cash provided by operating activities	83,432	159,471
Cashflows from investing activities:		
Payments for major capital projects, including hurricane repair expenditures	(23,762)	(57,459)
Other operating capital expenditures	(9,844)	(8,750)
Advances to Joint Venture	(6,625)	-
Proceeds received from sale of Resorts, net	120,850	-
Proceeds received from the sale of other assets	196	161
CRDA deposits and other	-	(1,388)
Net cash provided by (used in) investing activities	80,815	(67,436)
Cashflows from financing activities:		
Proceeds from issuance of debt	32,500	24,000
Repayment of debt	(180,385)	(94,168)
Proceeds from exercise of stock options	1,978	21
Debt issue costs	-	(919)
Net cash provided by financing activities	(145,907)	(71,066)
Net increase in cash and cash equivalents	18,340	20,969
Cash and cash equivalents at beginning of period	24,148	40,210
Cash and cash equivalents at end of period	$ 42,488	$ 61,179

Sun International

P.O. Box N-4777
Nassau, The Bahamas

SUN INTERNATIONAL REPORTS SECOND QUARTER 2001 RESULTS